Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-164446

June 14, 2011

The Hanover Insurance Group, Inc.

Pricing Term Sheet

$300,000,000 6.375% Notes due 2021

Issuer:	The Hanover Insurance Group, Inc. (the “Issuer”)
Ratings*:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)
Principal Amount:	$300,000,000
Security Type:	Senior Notes
Issue Price:	99.331% of principal amount
Trade Date:	June 14, 2011
Settlement Date:	June 17, 2011 (T +3)
Maturity Date:	June 15, 2021
Coupon:	6.375%
Benchmark Treasury:	3.125% due May 15, 2021
Spread to Benchmark:	337.5 basis points
Benchmark Treasury Price and Yield:	100-09; 3.092%
Re-offer Yield:	6.467%
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2011

Redemption Provisions:
Make-whole call:	The greater of 100% of principal amount or discounted present value at Treasury rate plus 50 basis points
Special Mandatory Redemption:	If (i) the closing of the acquisition of Chaucer Holdings PLC has not occurred prior to 5:00 p.m. (New York City time) on October 31, 2011, and (ii) the Escrow Agent has released to the Issuer the cash and securities held in escrow pursuant to the Escrow Agreement, then the Issuer will redeem all the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price.

“Escrow Agreement” means, the Escrow Agreement, dated as of April 18, 2011 among the Issuer, Goldman Sachs International and the Bank of New York Mellon (the “Escrow Agent”).

“Special Mandatory Redemption Date” means, the date that is 15 days after the later of (i) October 31, 2011 and (ii) the release to the Issuer of the cash and securities held in escrow pursuant to the Escrow Agreement.

“Special Mandatory Redemption Price” means 101% of the aggregate principal amount of the notes then outstanding together with accrued and unpaid interest thereon to, but not including, the Special Mandatory Redemption Date.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Goldman, Sachs & Co.
Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC
Co-Managers:	Barclays Capital Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
J.P. Morgan Securities LLC
Lloyds Securities Inc.
CUSIP:	410867AD7
ISIN	US410867AD73

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR at the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or e-mailing Goldman, Sachs & Co. toll-free at 1-866-471-2526 or prospectus-ny@ny.email.gs.com, calling or e-mailing Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or prospectus@morganstanley.com or calling or e-mailing Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or cmClientsupport@wachovia.com.